Exhibit 21

SUBSIDIARIES OF REGISTRANT

Name	Jurisdiction of Organization

AMREP Corporation (Registrant)	Oklahoma

American Republic Investment Co.	Delaware

AMREP Southwest Inc.	New Mexico

Outer Rim Investments, Inc.	New Mexico

Two Commerce LLC	Florida

AMREPCO Inc.	Colorado

Las Fuentes Village II, LLC	New Mexico

Lomas Encantadas Development Company, LLC	New Mexico

Hawk 27 Development Company, LLC	New Mexico

Enchanted Hills Development Company, LLC	New Mexico

Palm Coast Data Holdco, Inc.	Delaware

Palm Coast Data LLC	Delaware

Commerce Blvd Holdings, LLC	Florida

Certain subsidiaries have been omitted from this list. These subsidiaries, when considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X.